CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED

PORTIONS OF THIS LETTER HAS

BEEN REQUESTED BY MORGAN

STANLEY. SUCH

CONFIDENTIAL PORTIONS

HAVE BEEN OMITTED, AS

INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

February 15, 2013

By U.S. Mail & Facsimile to (703) 813-6983

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 5, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 7, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 6, 2012

Form 8-K

Filed January 18, 2013

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of January 18, 2013 concerning its Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), the April 5, 2012 Definitive Proxy Statement (“2012 Proxy Statement”), the Form 10-Q for the

quarterly period ended March 31, 2012 (“First Quarter Form 10-Q”), the Form 10-Q for the quarterly period ended September 30, 2012 (“Third Quarter Form 10-Q”) and the Current Report on Form 8-K dated January 18, 2013.

For your convenience, we have restated your comments below.

Form 10-K for Fiscal Year Ended December 31, 2011

Comment:

1. We note your response to comment 1 in our letter dated June 22, 2012. Based on your response it appears that you may have experienced one or more security breaches or cyber attacks that did not result in a material adverse effect on your operations. If true, beginning with your next periodic filing, please simply state this fact so investors are aware that you are currently experiencing these cyber risks.

Response:

Beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”), the Company will include a statement that it has been subject to security breaches and cyber attacks. The Company will revise its disclosures as follows (changes marked from the 2011 Form 10-K):

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems~~. If one or more of such events occur, this potentially could~~ Like other financial services firms, we have been and continue to be subject to unauthorized access, mishandling or misuse, computer viruses or malware, cyber attacks and other events ~~that~~. Events such as these could have a security impact on ~~such~~ our systems ~~If one or more of such events occur, this potentially could~~ and jeopardize our or our clients’ or counterparties’ personal, confidential, proprietary or other information processed and stored in, and transmitted through, our computer systems. Furthermore, such events could cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations, which could result in reputational damage, litigation or regulatory fines or penalties not covered by insurance maintained by us, and adversely affect our business, financial condition or results of operations.

Country Risk Exposure, page 118

Comment:

2. Refer to your response to comment 7 in our letter dated June 22, 2012. Please revise your disclosure in future filings to clarify the nature of the credit default swap (CDS) positions that you include in the “hedges” column, and separately clarify the nature of the CDS positions that you include in the “inventory” column. Specifically, address how these respective CDS positions differ, and to the extent that you have included any indexed or tranched purchased credit derivatives in your table, indicate where they are disclosed in the table and quantify the related amounts. Clearly disclose how you computed the amounts presented related to any indexed or tranched positions. In addition, disclose how you reflect your exposure within the table where credit risk crosses multiple jurisdictions. For example, clarify where CDS purchased from an issuer in a specific country is reflected within the table when the reference bonds are issued by an entity in a different country.

Response:

The Hedges column represents all CDS positions executed by the Counterparty Portfolio Management Desk (“CPM”) and the Portfolio Management Group (“PMG”). CPM and PMG are responsible for hedging counterparty and lending credit risk exposures for the Company, respectively. Accordingly, CDS positions executed by CPM and PMG are identified as hedges in the Country Risk exposure table.

The Net Inventory column includes CDS positions executed by all other trading desks at the Company. As a market maker, the Company transacts in these CDS positions to facilitate client trading.

Index credit derivatives are included in the Country Risk exposure tables. Each reference entity within an index is allocated to that reference entity’s country of risk. Index exposures are allocated to the underlying reference entities in proportion to the notional weighting of each reference entity in the index, adjusted for any fair value receivable or payable for that reference entity.

Tranched credit derivatives and hedges are excluded from the Country Risk exposure tables because such exposures at a reference entity-level are not comparable to other exposures in the table. These exposures are not additive due to the contingent nature of the risks in these products. For example, a purchase of protection on a 0-3% equity tranched credit derivative will only provide protection to the first 3% of defaults in the underlying portfolio and therefore adding exposures to all the reference entities within that portfolio to the Country Risk exposure tables will lead to overstatement. Tranched credit derivative exposures are closely managed under the Company’s market risk limit framework, which includes country limits based on credit spread sensitivities. In addition exposures are continually monitored using stress scenarios.

Where credit risk crosses multiple jurisdictions, for example, a CDS purchased from an issuer in a specific country (e.g., Germany) which references bonds issued by another entity (e.g., Greece), the fair value of the CDS is reflected in the Net Counterparty Exposure column based on the country of the issuer (e.g., Germany). Further, the notional amount of the CDS adjusted for the fair value of the receivable/payable is reflected in the Net Inventory column based on the country of the reference entity (e.g., Greece).

Beginning with the 2012 Form 10-K, the Company will make appropriate amendments in the footnotes to the Country Risk Exposure table to clarify the nature of CDS that are included in the Net Inventory and Hedges columns. The Company will also quantify the amounts related to single name and index credit derivatives included in the Net Inventory column. Further, the Company will enhance its disclosures to discuss how exposures related index credit derivatives and CDS where credit risk crosses multiple jurisdictions are computed and/or presented in the Country Risk exposure tables.

Comment:

3. As a related matter, we note your disclosure on page 156 in your Form 10-Q for the Quarterly Period Ended September 30, 2012, that indirect exposures are identified through your counterparty credit analysis as having a vulnerability or exposure to another country or jurisdiction, and we note your examples of such counterparties. Please further expand your disclosure, in future filings, regarding indirect risk to certain countries by addressing the following:

•	Disclose the nature of any stress testing you conduct related to your indirect exposures to certain countries, including the significant parameters of your stress testing.

•	Address the extent to which you evaluate the potential implications of one or more countries exiting the Eurozone within your counterparty credit analysis and stress tests.

•

Discuss the most significant implications of your indirect exposure, and to the extent that redenomination and revaluation risk are considered in your analysis and stress tests, disclose how you consider the implications of that risk.

Response:

Indirect exposures are identified through the credit evaluation process and may result in a reclassification of country risk. Stress testing is based on the exposure’s country of risk, therefore, both direct and indirect risks are captured within stress tests. Examples of significant stress testing parameters are described below.

The Company’s periodic stress testing seeks to measure the impact of shocks stemming from negative economic or political scenarios. These stress test scenarios may include a country exit from the Eurozone and possible contagion effects when deemed appropriate by the Company’s risk managers. The stress tests also consider second order risks such as the impact for core European banks of their peripheral exposures.

The Company conducts legal and documentation analysis of its exposures to counterparties in peripheral jurisdictions to identify the risk that such exposures could be redenominated into another currency or subject to capital controls in the case of a country exit from the Eurozone. This analysis, and results of the stress tests, may result in the amendment of limits or exposure mitigation.

Beginning with the 2012 Form 10-K, the Company will revise its disclosures as follows (changes marked from the Third Quarter Form 10-Q):

Country risk exposure is the risk that events within a country, such as currency crisis, regulatory changes and other political events, will adversely affect the ability of the sovereign government and/or obligors within the country to honor their obligations to the Company. Country risk exposure is measured in accordance with the Company’s internal risk management standards and includes obligations from sovereign governments, corporations, clearinghouses and financial institutions. The Company actively manages country risk exposure through a comprehensive risk management framework that combines credit and market fundamentals and allows the Company to effectively identify, monitor and limit country risk. Country risk exposure before and after hedges is monitored and managed.

The Company’s obligor credit evaluation process may also identify indirect exposures whereby an obligor has vulnerability or exposure to another country or jurisdiction. Examples of indirect exposures include mutual funds that invest in a single country, offshore companies whose assets reside in another country to that of the offshore jurisdiction and finance company subsidiaries of corporations. Indirect exposures identified through the credit evaluation process may result in a reclassification of country risk.

The Company conducts periodic stress testing that seeks to measure the impact on the Company’s credit and market exposures of shocks stemming from negative economic or political scenarios. When deemed appropriate by the Company’s risk managers, the stress test scenarios include country exit from the Eurozone and possible contagion effects. Second order risks such as the impact for core European banks of their peripheral exposures may also be considered. The Company also conducts legal and documentation analysis of its exposures to obligors in peripheral jurisdictions, which are defined as exposures in Greece, Ireland, Italy, Portugal and Spain to identify the risk that such exposures could be redenominated into new currencies or subject to capital controls in the case of country exit from the Eurozone. This analysis, and results of the stress tests, may result in the amendment of limits or exposure mitigation.

Note 22. Income Taxes, page 244

Comment:

4. Refer to your response to comment 12 in our letter dated June 22, 2012, and please address the following:

•

You state that on a consistent basis, no single Non-U.S. jurisdiction where you routinely operate has historically had material profit before tax and contributed a disproportionate amount to the tax provision to warrant separate disclosure in the current and deferred provision table. Please clarify this statement by telling us whether there are single Non-U.S. jurisdictions that have had material profit before tax and/or contributed a material amount to the tax provision or effective tax rate reconciliation for any of the periods presented, regardless of whether you routinely operate in that jurisdiction.

•	If so, confirm that you will revise your future filings to provide the appropriate quantification of these items as requested in our prior comment 12.

Response:

In addition to the response the Company provided in the letter dated July 26, 2012, the Company would like to further note that Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, conducts its business around the world including its principal overseas operations in the United Kingdom, Japan and Hong Kong (previously referred to as locations where the Company “routinely operates”). These regional hub locations generally account for the majority of the Company’s Non-U.S. earnings, and similarly, the income tax provision associated with these jurisdictions also generally accounts for the majority of the Company’s Non-U.S. income tax provision. Additionally, the effective tax rates associated with earnings in these jurisdictions are not dissimilar to the effective tax rate associated with the Company’s domestic operations due to either comparable local statutory tax rates or, in certain years, the Company’s treatment of these Non-U.S. earnings as available for repatriation (i.e., not permanently reinvested).

There have been periods when a discrete item in relation to one of these jurisdictions has had a material impact on the consolidated effective tax rate, but in those periods the item and its impact have been separately disclosed in the footnote below the effective tax rate table.

Beginning with the 2012 Form 10-K, the Company will revise its disclosure to provide the Non-U.S. jurisdictions that contributed a material amount to the tax provision to warrant separate disclosure in the current and deferred provision table by including the United Kingdom, Japan and Hong Kong in the table and by providing a footnote to the table for any other significant jurisdictions.

Further, beginning with the 2012 Form 10-K, the Company will revise its disclosure to clarify the extent to which the Non-U.S. earnings line item within the Company’s tax rate reconciliation includes the impact on the Company’s effective tax rate due to changes in enacted foreign tax rates, changes in the Company’s determination that certain unremitted foreign earnings are reinvested indefinitely, and changes in the amount of foreign earnings derived from jurisdictions with tax rates different from the Company’s U.S. tax rate.

Definitive Proxy Statement on Schedule 14A

Comment:

5. We note your response to comment 15 in our letter dated June 22, 2012 and your disclosure indicating that your financial and non-financial priorities are not weighted and are not formulaic. We also note from your disclosure on page 28 of your proxy statement that the 25% in Mr. Gorman’s compensation “reflect[ed] the fact that the Company did not fully meet certain financial priorities.” In your response you indicate that failure to meet the ROE priority was “the significant financial factor” in determining to reduce Mr. Gorman’s compensation by 25%. When achievement or failure to meet a performance priority, whether formulaic or not, has a significant impact on compensation decisions, we believe the target should be disclosed. Please provide us with draft disclosure as it would have appeared in your 2012 proxy statement that discloses the target. In addition, we note that you have committed to disclose targets if and to the extent the committee determines incentive compensation through specific formulaic targets. As previously requested, please confirm that you will disclose targets, whether formulaic or not, that have a significant impact on compensation decisions.

Response:

The Company does not view any of its “performance priorities” to constitute a “target,” whether formulaic or otherwise. The Company understands a “target” to mean how the term is used in Instruction 2 to Item 402(d) – that is, “the amount payable if the specified performance target(s) are reached” – however, the Company’s “performance priorities” are a directional assessment made at the beginning of the year and their attainment or non-attainment does not correspond to any specific payout. The Compensation, Management Development and Succession Committee (“CMDS Committee”) does not establish targets with respect to the Company’s financial performance during the year for purposes of determining compensation because the market and macro-economic environment (which impacts the financial services industry) can change dramatically during the year. Instead, the CMDS Committee assesses actual financial performance at the end of the year in light of the most recent facts and circumstances. In this regard, while the CMDS Committee reviewed [*] qualitative and quantitative performance priorities at the beginning of 2011, it was not the non-attainment of any particular performance priorities that led to a specific reduction in compensation, which is discretionarily determined. Rather, the “significant financial factor” that was material to the CMDS Committee’s decision was that the Company’s ROE for the year was low on an absolute basis and below that of most of the companies included in the comparison group (as disclosed on page 32 of the Company’s 2012 Proxy Statement, the Company utilized a comparison group of nine peer companies).

The CMDS Committee did not utilize the initial ROE performance priority or any other performance priority reviewed at the beginning of the year as a formulaic or non-formulaic target for purposes of determining CEO or other NEO compensation for 2011. If and to the extent that in the future the CMDS Committee determines incentive compensation through specific targets (as it does in connection with its grant of performance stock units (PSUs)), whether formulaic or not, and such targets have a significant impact on the Committee’s specific compensation decisions, the Company will disclose such targets in future proxy statements.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3. Fair Value Disclosures

Quantitative Information about and Sensitivity of Significant Unobservable Inputs…, page 27

Comment:

6. We acknowledge your response to comment 20 in our letter dated June 22, 2012. We also note your disclosure on page 34 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that the level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Given that some ranges of your significant unobservable inputs are wide and not evenly distributed across the inventory, please revise your disclosure in future filings for those products where you believe a weighted average may not be meaningful to include a qualitative discussion of those wide unobservable input ranges that is specific to each financial instrument type. Each qualitative discussion should address the underlying reason that the input range is wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. To the extent available, revise your qualitative disclosure to address the following for each product:

•	Drivers of dispersion within the range, such as a particular position or instrument type and

•	Data point concentrations within the range.

Response:

Beginning with the 2012 Form 10-K, the Company will disclose the weighted average of the significant unobservable inputs for its cash instruments. The Company believes that providing a weighted average of the significant unobservable inputs for its derivative products is not meaningful given the weighted average could be materially different depending on the basis used (e.g., notional, market value or risk), but plans to include a qualitative discussion of certain wide unobservable input ranges for each applicable major categories of derivative assets and liabilities. Where appropriate, this discussion will address the underlying driver or drivers for the wide range and any additional information that may be useful to users of the financial statements in understanding the range. Some examples of the type of disclosures that the Company will include in the 2012 Form 10-K are as follows:

•

Comparable bond price – a pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond. The decision to use price-to-price or yield/spread comparisons largely reflects trading market convention for the bonds in question and is decided on a case-by-case basis. Additionally, as the probability of default increases for a given bond (i.e., as the bond becomes more distressed), the valuation of that bond will increasingly reflect its expected recovery level assuming default. For interest rate, credit and foreign exchange contracts, the wide range of the bond price inputs is largely driven by the credit quality and ratings of the underlying assets and the maturity of the contracts.

•

Credit correlation – the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. The Company holds positions covering a wide range of maturities, capital structure subordinations, and credit quality of underlying reference entities, all of which affect the marking of the credit correlation input.

•

Correlation (except for Credit correlation) – a pricing input for a derivative product contract where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variable). The correlation ranges may be wide since any two underlying inputs may be highly correlated (either positively or negatively) or weakly correlated. For equity derivative contracts, the wide range of Equity - Foreign exchange correlation inputs is primarily due to the large number of correlation pairs, the diverse nature of the correlation pairs, and the maturity of the contracts. The interest rate quanto correlation and interest rate – credit spread correlation input ranges for interest rate and foreign exchange contracts reflect differences in economic terms for the underlying instruments. For example, a change in a currency pair can significantly impact the implied quanto correlation and a change in the reference entity can significantly impact the implied interest rate - credit spread correlation.

•

Volatility – the measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option (e.g., the volatility of a particular underlying equity security may be significantly different from that of a particular underlying commodity index), the tenor and the strike price of the option. The volatility skew input range for interest rate and foreign exchange contracts reflects differences in economic terms for the underlying instruments. For example, a change in the strike of an option can significantly impact the implied interest rate volatility skew.

Further, the Company will continue to enhance its disclosures in future periods as appropriate for derivative products, including any meaningful data point concentrations within the range where such information is available.

Comment:

7. Refer to your response to comment 22 in our letter dated June 22, 2012 where you state that as bonds become distressed and trade significantly away from par, the standard market convention is to quote in price (i.e., the expected recovery assuming default) as the (implied) yield becomes too large a number to be meaningful to another market participant. Please revise your disclosure in future filings to state, if true, that price represents the expected recovery assuming default for distressed bonds, where applicable, and link this disclosure with the related financial instruments. In addition, for non-distressed bonds, confirm whether you are calculating an implied yield from comparable bond prices and then, adjusting the yield in order to derive a value for Level 3 instruments. If not, tell us how you utilize comparable prices in order to come up with a fair value measurement, and how you make adjustments in order to derive a value for a comparable instrument. Also, provide us with proposed disclosure to include in future filings to clarify your valuation methodology when you utilize comparable pricing.

Response:

Valuation of non-distressed Level 3 bonds can be performed by using comparable bond prices. This can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the Level 3 bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and Level 3 bond in order to establish the value of the Level 3 bond. The decision to use price-to-price or yield/spread comparisons largely reflects trading market convention for the bonds in question and is decided on a case-by-case basis.

Beginning with the 2012 Form 10-K, the Company will revise its disclosure to clarify the valuation methodology when utilizing comparable pricing and the interaction between price recovery levels for distressed bonds as follows:

Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond. The decision to use price-to-price or yield/spread comparisons largely reflects trading market convention for the bonds in question and is decided on a case-by-case basis. Additionally, as the probability of default increases for a given bond (i.e., as the bond becomes more distressed), the valuation of that bond will increasingly reflect its expected recovery level assuming default.

Fair Value Option, page 30

Comment:

8. Please revise the appropriate sections of your future filings to address the following as it relates to your response to comment 23 in our letter dated June 22, 2012, regarding the portion of your loss due to the change in fair value of your long-term borrowings due to factors other than changes in credit quality:

•

Given that your structured debt appears to be a significant source of liquidity as well as a source of volatility in your earnings, please tell us in detail and briefly disclose how you manage and monitor the different types of structured debt that you issue, including the exposure of these instruments to foreign currency exchange rates, to interest rates, to movements in a reference price, and to movements in an index. Separately address how you manage and monitor these instruments for accounting purposes, for valuation purposes, as well as for risk management purposes.

•

More explicitly tell us whether you are able to provide quantitative information by product type or in some other manner that is consistent with how you manage these debt instruments, and if not, explain why you are not able to provide such information.

•

To the extent that you do not have sufficient data available to provide transparent and granular disclosure of such activities, disclose that fact. Also, provide proposed disclosure to be included in future filings based on the data attributes that are currently available to you, and confirm that you will initiate appropriate data tracking mechanisms in order to provide the requested disclosure in future filings.

•

The narrative disclosure at the top of page 31 indicates that the amounts provided in the table on page 30 “do not reflect gains or losses on related hedging instruments, if any.” In your future filings, disclose the extent to which you offset or mitigate some portion of the specific embedded risk. In addition, clearly identify the level at which that risk may be economically hedged or otherwise mitigated. Quantify the amount of offsetting gains and losses that are excluded from this table, identify where those gains and losses are reported on the income statement, and provide a cross reference to your disclosure where any offsetting instruments are reported in your derivatives tables.

Response:

The Company’s Corporate Treasury Department is responsible for the Company’s funding of its overall operations. As discussed in the 2011 Form 10-K beginning on page 89, the Company’s funding management policies are designed to reduce the risk of disruption to the Company’s operations. This is accomplished in part through diversification of its secured and unsecured financing sources (by product, by investor and by region). Borrowings are generally structured to ensure staggered maturities, thereby mitigating refinancing risk, and to maximize investor diversification through sales to global institutional and retail clients. Structured borrowings are an integral part of this overall funding strategy and a significant source of liquidity to the Company.

The Corporate Treasury Department oversees the issuance of debt securities, including structured borrowings. When the Company issues a structured borrowing, Treasury engages the appropriate business units to manage all market risks associated with that borrowing except risks associated with the Company’s own credit. Each business unit, in turn, is responsible for managing these market risks within its portfolio as part of its overall risk position. The Company generally does not hedge risks associated with its own credit risk. As a result, with the exception of changes in fair value related to the Company’s own credit, the issuance of structured borrowings has not been a significant source of volatility in the Company’s earnings.

The issuance of structured borrowings is managed and monitored via the accounting, valuation and risk management controls and processes used in the Company’s sales and trading activities within its Institutional Securities Group business segment.

As noted, the Company centralizes the responsibility for accounting and control processes of its structured borrowing activities. The Company has extensive standard and product-specific accounting and disclosure controls in place for these activities.

The Company uses the same process for valuing structured borrowings as it uses for other financial instruments measured at fair value. That valuation process was discussed in Note 2 of the Company’s First Quarter Form 10-Q. As discussed therein, the Valuation Review Group is responsible for the Company’s fair value valuation policies, processes and procedures. Fair value as determined by this process is incorporated into the risk management and accounting systems.

The Company discusses its risk management policies in its 2011 Form 10-K beginning on page 102 and these policies also cover risk management of structured borrowing transactions within the broader context of sale and trading activites: “The various business units and trading desks are responsible for ensuring that the market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to senior management. To execute these responsibilities, the Market Risk Department monitors the Company’s risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company’s VaR and scenario analysis systems. These limits are designed to control price and market liquidity risk.”

Market risks related to structured borrowings are managed dynamically and are part of the overall market risks within a business unit. Because the risk related to structured borrowings is managed as part of each business unit’s overall market risk exposure, the gains and losses on economic hedges related to structured borrowings are part of the overall gains and losses in a larger trading book. Structured borrowings activity is monitored by the business unit responsible for risk management of that borrowing.

The loss for the quarter ended March 31, 2012, on long-term borrowings of $973 million (the total change in fair value less instrument specific credit risk) is recorded in Principal transactions: Trading revenues. This amount excludes the impact of all related hedges. Related economic hedge gains and losses are also recorded in Principal transactions: Trading revenues. Gains and losses from related economic hedges largely offset the gains and losses on long-term borrowings that are related to market risks other than risks associated with the Company’s own credit.

To provide clarification regarding how structured borrowings are managed, the Company will revise its disclosure beginning with the 2012 Form 10-K, for example, by adding the following to the end of the paragraph following the Fair Value Option table:

The Company hedges the economics of market risk for short-term and long-term borrowings (i.e., risks other than that related to the credit quality of the Company) as part of its overall trading strategy and manages the market risks embedded within the issuance by the related business unit as part of the business unit’s portfolio. The gains and losses on related economic hedges are recorded in Principal Transactions—Trading and largely offset the gains and losses on short-term and long-term borrowings attributable to market risk.

At December 31, 2012 and 2011, a breakdown of the short-term and long-term borrowings by the business unit responsible for risk-managing the borrowing is shown in the table below:

Business Unit	Short-term and Long-term Borrowings at December 31,
	2012	2011
(dollars in millions)
Interest rates	$	$	[*]
Equity			[*]
Credit and foreign exchange			[*]
Commodities			[*]

Total	$	$	[*]

Form 8-K filed January 18, 2013

Exhibit 99.1

Comment:

9. We note your disclosure in footnote 6 to this Exhibit that you recognized out of period net tax provisions in the quarter ended December 31, 2012, and for the full year ended December 31, 2012. We also note your statement that you have evaluated the effects of the understatement of the income tax provision both qualitatively and quantitatively and concluded that it did not have a material impact on any prior annual or quarterly consolidated results, and a comprehensive review of your deferred tax accounts continues, and as such, the net tax provisions could be subject to revision. Please tell us how you considered the identification and correction of these errors in your evaluations of disclosure controls and procedures and internal controls over financial reporting as of the end of each related period, including December 31, 2012. To the extent that you identify additional errors, please tell us how those additional errors impact your evaluations of disclosure controls and procedures and internal controls over financial reporting.

Response:

As noted in the Company’s Third Quarter Form 10-Q, the Company’s effective tax rate from continuing operations for the quarter and nine months ended September 30, 2012 included an out of period net tax provision of $82 million primarily related to the overstatement of tax benefits associated with repatriated earnings of a foreign subsidiary in 2010. At that time, the Company evaluated the effects of the understatement of the provision for income taxes, both qualitatively and quantitatively, and concluded that it did not have a material impact on any prior annual, or quarterly consolidated financial statements. [*]

[*]

[*]

[*]

[*]1 [*]

[*]2 [*]

[1]	[*]
[2]	[*]

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth

Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Ramin M. Olson, Securities and Exchange Commission

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission

Kevin W. Vaughn, Securities and Exchange Commission